Exhibit 99.99

VOX PROVIDES DEVELOPMENT & EXPLORATION UPDATES

TORONTO, April 5, 2022 /CNW/ - Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners ValOre Metals Corp. (TSXV: VO) (“ValOre”), Genesis Minerals Limited (ASX: GMD) (“Genesis”), Norwest Minerals Limited (ASX: NWM) (“Norwest”), Zijin Mining Group Co., Ltd. (HKSE: 2899) (“Zijin Mining”), and Kalamazoo Resources Limited (ASX: KZR) (“Kalamazoo”).

Kyle Floyd, Chief Executive Officer stated: “The past month has seen material development at key royalty-linked properties, including three substantial resource upgrades, confirmation that the Binduli North expansion remains on track for H2 2022 and positive metallurgical test work at Puzzle and Bulgera. The development probability of the Pedra Branca, Ashburton, Kookynie/Puzzle and Bulgera royalty properties has been increased as a result of this meaningful progress so far in 2022. Vox management is excited to track the progression of these royalty projects from exploration, to development and ultimately into production over the coming quarters.”

Key Development Updates

•	106% increase in mineral resource at the Pedra Branca platinum group elements (“PGE”) project by ValOre;
•	Maiden Puzzle North gold resource estimate and positive feasibility metallurgical test work at Kookynie by Genesis;
•	113% increase in gold resource estimate at the Bulgera gold project by Norwest;
•	Construction well progressed and production targeted for second half of 2022 at the Janet Ivy Mine expansion Binduli North project by Zijin Mining subsidiary Norton Gold; and

•	Outstanding metallurgical gold recoveries and commencement of a development scoping study at the Ashburton gold project by Kalamazoo.

Pedra Branca (Preliminary Economic Assessment – Brazil) – +100% Increase in Mineral Resource to 2.2Moz PGE(1)

•	Vox holds a 1% net smelter return royalty over the Pedra Branca PGE project in Brazil;

•	On March 24, 2022, ValOre announced an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) inferred mineral resource estimate(1), with highlights including:
•	2.198Moz palladium + platinum + gold (“2PGE+AU”) in 63.6Mt grading 1.08g/t 2PGE+AU;
•	106% increase to the 2019 inferred mineral resource;

•	C$6.1M spent on exploration and development since 2019 resource;
•	17,434m have been drilled since 2019;

•	Extensive growth potential remains at Massapê, Santo Amaro, Trapia, and Cedro, in addition to advanced exploration targets property-wide; and

•	Regional exploration by Trado drilling continues to advance new prospects to reverse circulation (“RC”) or core drill targets.

•	Vox Management Summary: The ValOre team are to be congratulated for doubling the size of the Pedra Branca PGE resource to a globally-significant 2.2Moz. Given how shallow the current resource estimate is, Vox management expects further resource growth potential for this exciting, royalty-linked PGE project.

Kookynie (Pre-Feasibility – Western Australia) – Maiden Puzzle North Resource & Positive Metallurgical Test Work(2)(3)

•	Vox holds a A$1/t production royalty(2) on part of the Kookynie gold project in Western Australia;

•	On March 29, 2022, Genesis announced a substantial resource update(3) for the Ulysses/Leonora Gold Project (“Leonora”), with highlights including:

•	Total Mineral Resource at Leonora has grown to 2.0Moz, up 409,000oz or 25% from 1.6Moz as at 31 March 2021;

•	Recent shallow Puzzle North discovery contributed maiden resource of 6.1Mt @ 1.2g/t for 232,000oz, with further growth anticipated;

•	Total combined Puzzle North and Puzzle resource stands at 5,765Kt @ 1.1g/t for 204,000oz Indicated and 2,950Kt @ 1.1g/t for 107,000oz Inferred at a 0.5g/t cut-off grade;
•	Exploration in 2022 will target depth and strike extensions to Puzzle and Puzzle North, including the untested “Puzzle Gap”; and

•	Metallurgical test work has been carried out as part of the Leonora feasibility study at Puzzle North and Puzzle confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore to be ~90% to 95%.

•	Vox Management Summary: The Puzzle North gold deposit has been fast-tracked from initial discovery in April 2021 to an initial resource estimate and feasibility-stage metallurgical test work, with upside in the untested “Puzzle Gap” zone expected in 2022. Vox management believes there is growing potential to generate over a 50x revenue multiple on its 2020 Kookynie royalty investment (assuming at least 5Mt can be mined from royalty-linked deposits).

Bulgera (Exploration – Western Australia) – +100% Increase in Gold Resource Estimate(4)

•	Vox holds a 1% net smelter return royalty over the Bulgera gold project in Western Australia;
•	On March 16, 2022, Norwest announced:
•	The Bulgera gold resource estimate increased 113% to 5.1Mt @ 1.2g/t gold for 200,130 ounces(4);

•	RC and diamond drilling conducted in 2021 intersected wide zones of gold mineralisation to extend the main lode beyond 500m down dip of the shallow Bulgera open pit;
•	Bulgera gold mineralisation has high recovery (up to 98%) and low-cost processing characteristics; and
•	Norwest is to commence deep RC drilling for additional gold bearing shear zones in the highly mineralised Bulgera gold project area.

•	Vox Management Summary: The estimated resource at Bulgera has doubled in size since Vox acquired its royalty in early 2021 and initial metallurgical test work indicates that it will be amenable to low-cost processing. Oxide ore from Bulgera was last processed at the nearby Plutonic gold mine in 2004, and given the haul road remains in place, credible near-term development options are available for Bulgera.

Janet Ivy (Producing – Western Australia) – Binduli North Construction Update & Production Timing

•	Vox holds a A$0.50/tonne production gold royalty over the Janet Ivy project in Western Australia;
•	In Zijin Mining’s 2021 annual report, it announced that:

•	The application for permits and licenses of the Binduli North project has been completed and project construction is fully underway;

•	Approximately A$160M (RMB 0.757 billion) of the total Binduli expansion budget of A$462M (Binduli North and South) has been invested by Zijin Mining as at December 31, 2021; and

•	It is anticipated that the project will complete construction and commence production from the Binduli North portion of the Janet Ivy mine in the second half of 2022.

•	Vox Management Summary: The Binduli North mine expansion is expected to be a key source of revenue growth for Vox from late-2022 onwards. Vox shareholders are getting the benefit of the ~A$160M capital invested to date on the Binduli expansion by gold major Zijin Mining (C$59~ billion market capitalisation).

Ashburton (Exploration – Western Australia) – Outstanding Gold Recoveries and Development Scoping Study

•	Vox holds a 1.75% gross revenue royalty (>250koz cumulative production) on the Ashburton gold project in Western Australia;
•	On March 11, 2022, Kalamazoo announced:

•	Outstanding gold recoveries returned from initial test work on four metallurgical composites from the large Mt Olympus deposit;

•	Excellent gold recovery into an initial rougher concentrate of up to 94%;

•	Gold in concentrate grade averaged 31.8g/t Au across all four composites with a maximum value of 39.2g/t Au;

•	Additional test work is now being implemented including gravity recoverable gold, final concentrate assay testing and optimisation studies to derive final gold recoveries; and
•	Project development scoping study to commence in Q2 2022.
•	Vox Management Summary: The Ashburton gold project is actively being progressed from advanced exploration to early development stage with the completion of metallurgical test work and the commencement of an engineering scoping study. Vox management continues to be excited by the Ashburton project’s medium-term potential to generate meaningful royalty revenue for Vox, subject to the outcomes of upcoming engineering studies.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results ” may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	ValOre Metals Corp. press release titled “ValOre Metals Expands Pedra Branca Inferred Mineral Resource by 106% to 2.2 Million Ounces at 1.08 g/t 2PGE+Au” dated 24 March 2022. The updated Pedra Branca mineral resource estimate dated 8 March 2022 was completed by independent Brazilian consultancy GE21 Consultoria Mineral, in accordance with Canadian Institute of Mining, Metallurgy and Petroleum(CIM) Definition Standards incorporated, by reference, in NI 43-101, and has been reviewed internally by ValOre.

a. Independent consultants, Fábio Valério (P.Geo.) and Porfirio Cabaleiro (P.Eng.), of GE21 were commissioned to complete the mineral resource estimate and the technical report on behalf of ValOre, and Chris Kaye of Mine and Quarry Engineering Services Inc. (“MQes”), was commissioned to review the metallurgical information and contribute to the NI 43-101 technical report.

b. The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101 and reviewed and approved by Colin Smith, P.Geo., ValOre’s QP and Vice President of Exploration.

(2)	Kookynie Royalty is split in two separate terms:

a. Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated.

b. Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/t (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1) .

(3)	Genesis Minerals Limited announcement titled “Resource increases by more than 400,000oz to 2Moz and remains open in every direction” dated 29 March 2022. The Information in this press release relating to estimated mineral resources dated 29 March 2022 at Kookynie/Leonora is based on information compiled by Mr. Paul Payne, a Competent Person who is a Fellow of the Australasian Institute of Mining and Metallurgy. Mr. Payne is a full-time employee of Payne Geological Services Pty Ltd and is a shareholder of Genesis Minerals Limited. Mr. Payne has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

(4)	Norwest Minerals Limited announcement titled “Bulgera gold project resources exceed 200,000 ozs on strength of 2021 drill programs” dated 16 March 2022. The information in this press release relating to estimated mineral resources at Bulgera as at 16 March 2022 is based on work completed by Mr. Stephen Hyland, a Competent Person and Fellow of the AusIMM. Mr. Hyland is Principal Consultant Geologist with Hyland Geological and Mining Consultants (HGMC) and holds relevant qualifications and experience as a qualified person for public reporting according to the JORC Code in Australia. Mr. Hyland is also a Qualified Person under the rules and requirements of NI 43-101.

SOURCE Vox Royalty Corp.

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For further information: Spencer Cole, Chief Investment Officer, spencer@voxroyalty.com, Kyle Floyd, Chief Executive Officer, info@voxroyalty.com

CO: Vox Royalty Corp.

CNW 07:00e 05-APR-22